Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes, which are included elsewhere in this Form 6-K, and our audited consolidated financial statements and related notes for the year ended December 31, 2021 included in our Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2022, as updated in our Form 6-K furnished to the SEC on August 11, 2022. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), reflect the operations of Quoin Pharmaceuticals Inc. (“Quoin Inc.”) since inception and include the accounts of Quoin Ltd. since the closing of the Merger (as defined below). Unless context indicates or suggests otherwise, “we”, “our”, “us”, “Quoin Ltd.” and the “Company” in this section refers to the consolidated operations of Quoin Pharmaceuticals Ltd.

Forward-Looking Statements

Certain information included in this discussion and analysis of our financial condition and results of operations may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our expected use of net proceeds of the Offering (as defined below);
●	our limited operating history and the difficulties encountered by a small developing company;
●	our lack of revenue generated from product sales since inception, and potential inability to be profitable;
●	uncertainties of cash flows and inability to meet working capital needs;
●	our ability to comply with the applicable continued listing requirements of Nasdaq;
●	our ability to obtain regulatory approvals;
●	our ability to obtain favorable pre-clinical and clinical trial results;
●	our ability to identify and develop potential product candidates;
●	additional costs or delays associated with unsuccessful clinical trials;
●	the inability to predict the timing of revenue from a future product;
●	the extensive regulatory requirements and future developmental and regulatory challenges we will still face even if we obtain approval for a product candidate;
●	our ability to obtain or maintain orphan drug designation or exclusivity for our product candidates;
●	our ability to obtain Rare Pediatric Disease designation for our product candidates;
●	the potential oversight of programs or product candidates that may be more profitable or more successful;
●	our technology may not be validated and our methods may not be accepted by the scientific community;
●	the ability to conduct clinical trials, because of difficulties enrolling patients or other reasons;
●	the requirements of being publicly traded may strain our resources;
●	potential adverse effects resulting from failure to maintain effective internal controls;

●	our obligations and governance practices as a “foreign private issuer” being different from those of U.S. domestic reporting companies may result in less protection for investors;
●	the potential negative impact on our securities price and trading volume if securities or industry analysts do not publish reports about us or if they adversely change their recommendations about our business;
●	the potential volatility of the market price for our ADSs (as defined below);
●	the potential dilution of our shareholders’ potential ownership due to the Offering and future issuances of share capital;
●	the requirement for holders of ADSs to act through the depositary to exercise their rights;
●	the potential limitations on ADS holders with respect to the transfer of their ADSs;
●	the risks of securities class action litigation; and
●	other factors referred to in section “Risk Factors” in the “Risk Factors” section in Item 3.D. of our Form 20-F and our other filings with the SEC.

All forward-looking statements contained herein speak only as of the date of this Form 6-K and are expressly qualified in their entirety by the cautionary statements included in this section. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

Operating Results

Overview

We are a clinical stage, emerging specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products that help treat rare and orphan diseases for which there are currently no approved treatments or cures. Our initial focus is on the development of products, using our proprietary owned and in-licensed technology, that could help address rare skin diseases for which there are currently no approved treatments or cures. Our first lead product is QRX003, a once daily, topical lotion comprised of a broad-spectrum serine protease inhibitor, formulated with the proprietary Invisicare® technology, to treat Netherton Syndrome (NS).

Clinical testing of QRX003 is currently in clinical development in the United States under an open IND application with the U.S. Food and Drug Administration (“FDA”). The ongoing study is a randomized, double blinded assessment of two different doses of QRX003 versus a placebo vehicle in NS patients. The trial will be conducted in up to six clinical sites in the United States. The first clinical site was opened in July 2022 and a majority of sites have now been opened as of the financial statement date, with the remainder expected to open in the fourth quarter of 2022.  Patient recruitment is actively underway and dosing is anticipated to commence in the fourth quarter of 2022. On October 18, 2022, Quoin Ltd. announced that it plans to run a second clinical study in Netherton patients, under its currently open IND submission with the FDA. The second study will be an open label study testing QRX003 in approximately ten Netherton patients who are currently receiving systemic therapy, primarily biologic therapy. It is anticipated that this open label study will run concurrently with Quoin Ltd.’s other study.  In addition, the Company intends to pursue the clinical development of QRX003 in additional rare dermatological diseases, including Peeling Skin Syndrome, SAM Syndrome and Palmoplantar Keratoderma. To date, no products have been commercialized and revenue has not been generated.

Our objective is to develop and commercialize proprietary therapeutic drug products. To this effect, we intend to develop and seek marketing approvals from the FDA and other worldwide regulatory bodies for rare and orphan diseases. To achieve these objectives, we plan to:

●	seek the necessary regulatory approvals to complete the clinical development of QRX003 and, if successful, file for marketing approval in the United States and other territories;
●	prepare to commercialize QRX003 by establishing our own sales infrastructure in the U.S. and Europe and entering into distribution partnerships in other territories such as those currently established for Canada, Australia/New Zealand, the Middle East, China, Hong Kong, Taiwan, Latin America, Central and Eastern Europe, Turkey; and
●	pursue business development activities by seeking partnering, licensing, merger and acquisition opportunities or other transactions to further expand our pipeline and drug-development capabilities and which take advantage of our financial resources for the benefit of increasing stockholder value.

COVID-19 created a global pandemic, which commenced in 2020. Our operations, to date, have not been dramatically affected by COVID-19. However, the extent of any future impact on our operational and financial performance will depend on the possibility of a resurgence and resulting severity of COVID-19 impact with respect to our access to API and drug product for clinical testing, as well as our ability to safely and efficiently conduct planned clinical trials.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization of QRX003 or any other product candidate. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to continue our operations. See “Liquidity and Capital Resources”.

Key Recent Events and Developments

Merger

On October 28, 2021, Cellect completed the business combination with Quoin Inc. in accordance with the terms of the Merger Agreement, by and among Cellect, Quoin Inc. and Merger Sub, which was a wholly-owned subsidiary of Cellect, pursuant to which Merger Sub merged with and into Quoin Inc., with Quoin Inc. surviving as a wholly-owned subsidiary of Cellect (the “Merger”). Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals, Ltd.”

We have accounted for the transaction as a reverse recapitalization with Quoin Inc. as the accounting acquirer. Because Quoin Inc. is the accounting acquirer, its historical financial statements became our historical financial statements and such assets and liabilities continued to be recorded at their historical carrying values. The impact of the recapitalization has been retroactively applied to all periods presented.

In addition, on October 28, 2021, Cellect sold the entire share capital of its subsidiary, Cellect Biotherapeutics Ltd., which essentially included all of Cellect’s then existing net assets, to EnCellX Inc. (“EnCellX”), a newly formed U.S. privately held company based in San Diego, CA (the “Share Transfer”), pursuant to an Amended and Restated Share Transfer Agreement. We have no interests in EnCellX subsequent to the closing of the Merger.

ADS Ratio Change

Effective August 1, 2022, the ratio of American Depositary Shares (“ADSs”) evidencing ordinary shares changed from 1 ADS representing four hundred (400) ordinary shares to 1 ADS representing five thousand (5,000) ordinary shares, which resulted in a one for 12.5 reverse split of the issued and outstanding ADSs (the “Ratio Change”). All ADS and related option and warrant information presented herein and our financial statements and accompanying footnotes, has been retroactively adjusted to reflect the reduced number of ADSs resulting from the Ratio Change.

Nasdaq Listing

On April 22, 2022, we received a letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying us that we are no longer in compliance with Nasdaq Listing Rule 5550(b)(1) requiring minimum stockholders’ equity of at least $2.5 million for continued listing on The Nasdaq Capital Market. Based on our Form 6-K, dated August 10, 2022, the Staff has determined that we comply with the minimum stockholder’s equity requirement, and we evidence continued compliance with our financial statements for the quarter ended September 30, 2022.

On June 10, 2022, we received a letter from the Staff notifying us that the closing bid price per ADS was below the required minimum of $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirements set forth in Nasdaq

Listing Rule 5550(a)(2). Since then, the Staff has determined that the closing bid price of our ADSs has been at $1.00 per ADS or greater, and we have regained compliance with the minimum bid price requirement.

There can be no assurance that we will be able to maintain compliance with Nasdaq’s minimum stockholders’ equity requirement or minimum bid-price requirement for continued listing. If our ADSs are delisted from Nasdaq, it will have material negative impacts on the actual and potential liquidity of our securities, as well as material negative impacts on our ability to raise future capital.

Agreements with Altium Growth Fund, LP and Warrant Exercises

On October 28, 2021, we completed the private placement transaction with Altium Growth Fund, LP (“Altium” or the “Investor”) for an aggregate purchase price of approximately $17.0 million (comprised of the set off of approximately $5.0 million of Bridge Notes, and approximately $12.0 million in cash) (the “Primary Financing”), which resulted in the net proceeds of approximately $10.1 million. We issued 342,100 ADSs to the Investor.

We also issued to the Investor, effective as of March 13, 2022, the 136th day following the consummation of the Merger (i) Series A Warrant to purchase 342,100 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 342,100 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 191,174 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”). The exercise price for the Investor Warrants is $49.75 per ADS, with Series A Warrant having a five-year maturity, and Series B Warrant and Series C Warrant having a two-year maturity.

We had the right to require the mandatory exercise of the Series C Warrant, subject to an effective registration statement being in place for the resale of the shares underlying such warrant and the satisfaction of equity market conditions, as defined in the Series C Warrant. On April 22, 2022, a registration statement for the resale of the shares underlying Investor Warrants was declared effective by the Securities and Exchange Commission.  In the period from April 22, 2022 to June 30, 2022, the Investor exercised the Series B Warrant in full pursuant to the alternate cashless exercise rights of such warrant, which gives the Investor the sole option as elected by the Investor to receive 1.0 ADS for each warrant ADS underlying such warrant, resulting in the issuance of a total of 342,100 ADSs to the Investor. The market related conditions to require the mandatory exercise of the Series C Warrant were not met during the period up to July 14, 2022.

On July 14, 2022, we entered into an agreement with Quoin Inc. and Altium (the “Altium Agreement”), pursuant to which the parties agreed to, among other things, (i) amend certain terms of the Series A Warrant and Investor Exchange Warrants previously issued to Altium to reduce the exercise price to $0.00 per ADS with respect to a total of 399,999 ADSs, (ii) cancel the Series C Warrant and the remaining portion of the Series A Warrant previously issued to Altium, and (iii) terminate the Purchase Agreements, pursuant to which the warrants were previously issued to Altium. The incremental fair value of the modified warrants was approximately $491,000, which was charged against the gross proceeds of the Offering (see below).  From July 15, 2022 to August 2, 2022, Altium exercised all of its Series A Warrant to purchase 300,925 ADSs and all of its Investor Exchange Warrants to purchase 99,074 ADSs at $0.00 per ADS exercise price, and we issued a total of 399,999 ADSs.

Noteholder Warrant Exercises

Commencing in October 2020, Quoin Inc. issued promissory notes (the “2020 Notes”) to five noteholders, including our directors, Messrs. Langer and Culverwell (collectively, “2020 Noteholders”). The 2020 Notes were issued at a 25% original issue discount with an aggregate face value of $1,213,313 with an interest at a rate of 20% per annum. The 2020 Notes were mandatorily convertible into ADSs based on the valuation negotiated in the Primary Financing. The 2020 Noteholders also received warrants exercisable at any time after the issuance date for a number of shares of Quoin Inc.’s common stock equal to 100% of the “as if converted” shares as if the 2020 Notes principal and interest were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower). At the closing of the Merger, ADSs were issued to the 2020 Noteholders upon the conversion of the principal of the 2020 Notes. In addition, effective as of March 13, 2022, Quoin Ltd. exchanged Quoin Inc. warrants held by the 2020 Noteholders for warrants on substantially the same terms as the Investor Exchange Warrants, exercisable for 29,388 ADSs, in the aggregate, at the exercise price of $49.75 per ADS (the “Noteholder Warrants”). The Noteholder Warrants became exercisable immediately upon issuance and expire five years from March 13, 2022. The exercise price of the warrants held by the 2020 Noteholders was also reduced to $0.00 as of July 14, 2022 as a result of the Altium Agreement. The change in the exercise price of the Noteholder Warrants resulted in a deemed dividend of approximately $65,000.  From July to September 2022, the 2020 Noteholders

exercised all their warrants to purchase ADSs at $0.00 per ADS exercise price, and a total of 29,388 ADSs were issued to such noteholders.

Public Offering

On August 9, 2022 (the “Closing Date”), the Company completed an offering (the “Offering”) of 11,050,000,000 ordinary shares represented by 2,210,000 ADSs at a purchase price of $5.00 per ADS and a pre-funded warrant (the “Pre-Funded Warrant”) to purchase 5,750,000,000 ordinary shares represented by 1,150,000 ADSs at a per pre-funded warrant price of $4.9999, with each ADS and Pre-Funded Warrant accompanied by an ordinary warrant (the “Common Warrant”), for aggregate gross proceeds of $16.8 million, resulting in net proceeds of approximately $14.9 million, after deducting the placement agent’s fees and estimated offering expenses payable by the Company, and excluding the proceeds, if any, from the subsequent exercise of the Common Warrants. Each Common Warrant has an exercise price of $5.00 per ADS and expires on the fifth anniversary of the Closing Date. On the Closing Date, the holder of the Pre-Funded Warrant sold in the Offering exercised its Pre-Funded Warrant in full.

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors. The Purchase Agreement provided that for a period of 180 days following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. Further, the Company has agreed in the Purchase Agreement not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or ordinary shares or their equivalents, subject to certain exceptions, for a period of 90 days after the closing of the Offering. The Purchase Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

As a result of the Offering and warrant exercises, as of the financial statement date there were 24,233,024,799 ordinary shares outstanding, 99.99% of which are represented by 4,846,605 ADSs, and warrants outstanding exercisable into 16,844,100,000 ordinary shares represented by 3,368,820 ADSs.

License and Distribution Agreement and Supply Agreement

On July 14, 2022, Quoin Inc. entered into (i) a License and Distribution Agreement with Endo Ventures Limited (“Endo”), and (ii) a Supply Agreement with Endo. Under the terms of the License Agreement, Endo has the exclusive rights to commercialize, upon the receipt of applicable regulatory approvals, pharmaceutical product QRX003 (in finished dosage form for human use) in Canada. Under the terms of the Supply Agreement, Quoin agreed to manufacture and supply (or have manufactured and supplied) to Endo the foregoing pharmaceutical product QRX003 for sale in Canada.

Clinical Development

Quoin’s lead asset, QRX003, is currently in clinical development in the United States under an open IND application with the FDA. The ongoing study is a randomized, double blinded assessment of two different doses of QRX003 versus a placebo vehicle in Netherton patients. The test materials will be applied once daily, over a twelve-week period, to pre-selected areas of the patient’s body. Based on discussions with the FDA, a number of different clinical endpoints are being assessed in the study, including but not limited to, an Investigators Global Assessment (IGA), Patient’s Global Assessment (PaGA) and Pruritis.

The trial will be conducted in up to six clinical sites in the US.  A majority of clinical sites have now been opened with the remainder expected to be opened in the quarter ending December 31, 2022. Quoin recently announced plans to initiate a second clinical study in Netherton patients who are currently receiving off-label systemic therapy, primarily systemic biologic therapy. This will be an open-label study in approximately ten patients with no placebo control.

Components of Our Results of Operations

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. We utilize outside consultants and third parties to conduct the majority of our research and development, under the supervision of our management team.

Future research and development expenses may include:

●	employee-related expenses, such as salaries, bonuses and benefits, consultant-related expenses, share-based compensation, overhead related expenses and travel related expenses for our research and development personnel;
●	expenses incurred under agreements with CROs, as well as consultants that support the implementation of the clinical studies described above;
●	manufacturing and packaging costs in connection with conducting clinical trials and for stability and other studies required to support the NDA filing as well as manufacturing drug product for commercial launch;
●	formulation, research and development expenses related to QRX003; and other products we may choose to develop; and
●	costs for sponsored research.

Research and development activities will continue to be central to our business plan. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to be significant over the next several years as personnel and compensation costs increase and we conduct late-stage clinical studies and prepare to seek regulatory approval for QRX003 and any other future product.

The duration, costs and timing of clinical trials of QRX003 and any other future product will depend on a variety of factors that include, but are not limited to:

●	the number of trials required for approval;
●	the per patient trial costs;
●	the number of patients that participate in the trials;
●	the number of sites included in the trials;
●	the countries in which the trial is conducted;
●	the length of time required to enroll eligible patients;
●	the number of doses that patients receive;
●	the drop-out or discontinuation rates of patients;
●	the potential additional safety monitoring or other studies requested by regulatory agencies;
●	the duration of patient follow-up;

●	the timing and receipt of regulatory approvals; and
●	the efficacy and safety profile of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for the founders and executive officers, professional fees and other corporate expenses, including significant costs incurred in 2021 in connection with the Merger and associated regulatory filings.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities. These increases will likely include increased costs related to the hiring of personnel, including compensation and employee-related expenses, and fees to outside consultants, lawyers and accountants. Additionally, we anticipate increased costs associated with being a public company, including compliance with The Nasdaq Capital Market and SEC requirements, insurance and investor relations costs.

Other Expenses

Other expenses consist primarily of non-cash costs associated with the financing arrangements entered into during 2020 and 2021, including fair value adjustments to notes payable and warrants and interest expense associated with debt instruments. The majority of such expenses ceased upon conversion of the debt instruments and exchange of the warrants, most of which occurred at the Merger date.

Results of Operations – Three months ended September 30, 2022 compared to Three months ended September 30, 2021

The following table sets forth our results of operations for the three months ended September 30, 2022, compared to the three months ended September 30, 2021:

	Three months ended September 30,
	2022	2021	Change
Operating Expenses
General and administrative	$1,582,059	$1,042,783	$539,276
Research and development	745,506	259,996	485,510
Total operating expenses	2,327,565	1,302,779	1,024,786
Other Expenses
Warrant liability expense	—	(146,808)	146,808
Unrealized loss	3,053	—	3,053
Interest income	(15,132)	—	(15,132)
Interest expense	714,081	248,165	465,916
Total other expenses (income)	702,002	101,357	600,645
Net loss	$(3,029,567)	$(1,404,136)	$(1,625,431)

General and Administrative Expenses

General and administrative expenses were approximately $1,582,000 and $1,043,000, in the three months ended September 30, 2022 and 2021, respectively, representing an increase of approximately $539,000, or 52%. The increase was primarily due to the build-up of the company infrastructure post the Merger, $305,000 of increased costs of becoming a public company related to insurance and filing costs and stock-based compensation expense of $232,000 following the issuance of options under the Amended and Restated Equity Incentive Plan (the “Amended Plan”) in April 2022.

Research and Development Expenses

Our research and development expenses during the three months ended September 30, 2022 and 2021 were approximately $746,000 and $260,000, respectively, representing an increase of approximately $486,000, or 187%. The increase was primary due to increased expenditures on our development programs following the completion of our financings in October 2021, including work related to commencing the clinical studies for the development of QRX003 following the FDA clearance of our IND for QRX003 in April 2022. Also, included in the 2022 expenses were approximately $115,000 of compensation costs related to managing the development programs. We expect to significantly increase our research and development efforts by conducting the remaining studies necessary for the development and approval of QRX003, see “Components of Our Results of Operations – Research and Development Expenses” above.

Other Expenses:

Interest and financing expense

In the fourth quarter of 2020, we issued convertible promissory notes in an initial bridge financing with an aggregate face value of $1,213,333 (the “2020 Notes”) with a 20% coupon interest. In 2021, we issued additional convertible promissory notes in a subsequent Bridge Financing (the “Bridge Notes”) with an aggregate face value of $5,000,000 with a 15% coupon interest.

Interest expense was $714,000 and $248,000 in the three months ended September 30, 2022 and 2021 respectively. Interest on the Bridge Notes was paid in October 2021 upon closing of the Primary Financing, and interest on the 2020 Notes did not accrue after October 2021 but remained unpaid and included as a liability on our consolidated balance sheet as of December 31, 2021. Approximately $312,000 was paid to two of the five 2020 Noteholders during the nine months ended September 30, 2022.  Based on the terms of the cash settlement with these two 2020 Noteholders, our estimate of the liability to the remaining three 2020 Noteholders was increased to $1,146,000 as of September 30, 2022. We expect to settle the remaining liability in 2022 or early 2023.

Warrant liability expense

We determined our warrants required liability treatment at fair value, which was remeasured at each reporting period. The Bridge Note warrants which were exchanged for the Investor Exchange Warrants with a fixed exercise price of $49.75 per ADS and reclassified as an equity instrument in October 2021 upon closing of the Primary Financing. The 2020 Note warrants were exchanged for warrants on the same terms as the Investor Exchange Warrants and reclassified as an equity instrument in March 2022. In the three months ended September 30, 2022, and September 30, 2021 we incurred a fair value gain or expense of $0 and ($147,000) respectively related to the warrants associated with the 2020 Notes and the Bridge Notes.

Results of Operations – Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

The following table sets forth our results of operations for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021:

	Nine months ended September 30,
	2022	2021	Change
Operating Expenses
General and administrative	$5,112,002	$2,525,366	$2,586,636
Research and development	2,059,769	556,064	1,503,705
Total operating expenses	7,171,771	3,081,430	4,090,341
Other Expenses
Forgiveness of trade payable	(416,000)	—	(416,000)
Fair value adjustments to debt	—	1,250,000	(1,250,000)
Warrant liability expense	(77,237)	4,522,844	(4,600,081)
Financing expense	—	275,000	(275,000)
Unrealized loss	3,053	—	3,053
Interest income	(15,132)	—	(15,132)
Interest expense	714,081	516,276	197,805
Total other expenses (income)	208,765	6,564,120	(6,355,355)
Net loss	$(7,380,536)	$(9,645,550)	$2,265,014

General and Administrative Expenses

General and administrative expenses were approximately $5,112,000 and $2,525,000, in the nine months ended September 30, 2022 and 2021, respectively, representing an increase of $2,587,000, or 102%. The increase was primarily due to the build-up of the company infrastructure post the Merger which included, $1,248,000 in increased costs of becoming a public company related to professional services, filing and insurance costs, $601,000 in increased salary and benefits expenses and stock-based compensation expense of $432,000 following the issuance of options under the Amended and Restated Equity Incentive Plan (the “Amended Plan”) in April 2022.

Research and Development Expenses

Our research and development expenses during the nine months ended September 30, 2022 and 2021 were approximately $2,060,000 and $556,000, respectively, representing an increase of $1,504,000, or approximately 270%. The increase was primary due to $1,052,000 in increased expenditures on our development programs following the completion of our financings in October 2021, including work related to the filing of our IND for QRX003 in March 2022, work related to commencing the clinical studies for the development of QRX003 following the FDA clearance of our IND in April 2022. Also, included in the 2022 expenses were approximately $353,000 of compensation costs related to managing the development programs. We expect to significantly increase our research and development efforts by conducting the remaining studies necessary for the development and approval of QRX003, see “Components of Our Results of Operations – Research and Development Expenses” above.

We amortize licensed or acquired intellectual property over its expected useful life, included in research and development expenses set out above. The license from Skinvisible was obtained in October 2019, see “Research and Development, Patents and Licenses.” Amortization of intangible assets was $78,000 in each of the nine months ended September 30, 2022 and 2021.

Other Expenses:

Interest and financing expense

Interest expense on the 2020 Notes and Bridge Notes was $714,000 and $516,000 in the nine months ended September 30, 2022 and 2021 respectively. Interest on the Bridge Notes was paid in October 2021 upon closing of the Primary Financing, and interest on the 2020 Notes did not accrue after October 2021 but remained unpaid and included as a liability on our consolidated balance sheet as of December 31, 2021 a portion of which was paid in the nine months ended September 30, 2022.  Approximately $312,000 was paid to two of the five 2020 Noteholders during the nine months ended September 30, 2022.  Based on the terms of the cash settlement with these two 2020 Noteholders, our estimate of the liability to the remaining three 2020 Noteholders was increased to $1,146,000 as of September 30, 2022. We expect to settle the remaining liability in 2022 or early 2023.

Fair value adjustment to convertible notes payable

We elected to value the 2020 Notes and the Bridge Notes at fair value, which was remeasured at each reporting period. In the nine months ended September 30, 2021 we incurred a fair value adjustment of $1,250,000 related to the Bridge Notes. The Bridge Notes and 2020 Notes were converted into equity in October 2021 on the closing of the Primary Financing.

Warrant liability expense

We determined our warrants required liability treatment at fair value, which was remeasured at each reporting period. In the nine months ended September 30, 2022, and September 30, 2021 we incurred a fair value gain of ($77,000) related to the warrants associated with the 2020 Notes, and expense of $4,523,000 related to the warrants associated with the 2020 Notes and the Bridge Notes, respectively. The Bridge Note warrants which were exchanged for the Investor Exchange Warrants with a fixed exercise price of $49.74 per ADS and reclassified as an equity instrument in October 2021 upon closing of the Primary Financing. The 2020 Note warrants were exchanged for warrants on the same terms as the Investor Exchange Warrants and reclassified as an equity instrument in March 2022.

Forgiveness of Trade Payable

In our balance sheet as of December 31, 2021 we had a liability of $584,000 representing amounts due to an investor relations firm for services commencing in 2017. In May 2022, we entered into a settlement with such firm to decrease the liability to $168,000 which resulted in $416,000 of income recognized in the nine months ended September 30, 2022.

Liquidity and Capital Resources

We believe that we have sufficient resources to effect our business plan for at least one year from the issuance of the unaudited consolidated financial statements included in this report. However, unless one or more of our product candidates are accepted into Early Access Programs in certain countries, we do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Additional financing will be required to complete the research and development of our therapeutic targets and our other operating requirements, which may not be available at acceptable terms, if at all. If we are unable to obtain additional funding when it becomes necessary, the development of our product candidates will be impacted and we would likely be forced to delay, reduce, or terminate some or all of our development programs, all of which could have a material adverse effect on our business, results of operations and financial condition.

Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of planned clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will continue to increase substantially in 2022 as we advance the clinical development of QRX003.

Future Funding Requirements

We will need to obtain further funding through public or private offerings of our capital stock, debt financing, collaboration and licensing arrangements or other sources, the requirements for which will depend on many factors, including:

●	the scope, timing, rate of progress and costs of our drug development efforts, preclinical development activities, the timing of laboratory testing and clinical trials for our product candidates;
●	the number and scope of clinical programs we decide to pursue;
●	the cost, timing and outcome of preparing for and undergoing regulatory review of our product candidates;
●	the scope and costs of development and commercial manufacturing activities;
●	the cost and timing associated with commercializing our product candidates, if they receive marketing approval;
●	the extent to which we acquire or in-license other product candidates and technologies;
●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
●	our ability to establish and maintain collaborations on favorable terms, if at all;
●	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates and, ultimately, the sale of our products, following FDA approval;
●	our implementation of operational, financial and management systems; and
●	the costs associated with being a public company.

Adequate additional funding may not be available to us on acceptable terms, or at all. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of QRX003, any future product, or potentially discontinue operations.

To the extent that we raise additional capital through the sale of our equity or convertible debt securities, and pursuant to the exercise of warrants issued to our investors in the Offering, the ownership interest of our equity holders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our equity holders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or proposed products, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market any future product that we would otherwise prefer to develop and market ourselves.

Summary Statement of Cash Flows

As of September 30, 2022, we had approximately $15,161,000 in cash and investments in marketable securities. The table below presents our cash flows for the nine months ended September 30, 2022 and 2021:

	Nine months ended September 30,
	2022	2021
Net cash used in operating activities	$(6,538,390)	$(2,541,281)
Net cash used in investing activities	(10,149,121)	(375,000)
Net cash provided by financing activities	14,454,570	3,245,241
Net increase (decrease) in cash	$(2,232,941)	$328,960

Operating Activities

Net cash used in operating activities was approximately $6,538,000 and $2,541,000 for the nine months ended September 30, 2022 and 2021, respectively. The increase in 2022 was primarily due to the increase in research and development and general and administrative expenses, including significant expenses incurred in connection with becoming a public company and increased compensation costs, and partial pay-down of accrued interest on the 2020 Notes.

Investing Activities

Net cash used by investing activities was $10,149,000 and $375,000 in the nine months ended September 30, 2022 and 2021, respectively.  The increase in cash used in investing activities for the nine months ended September 30, 2022 was primarily due to the purchases of short maturity US Treasury Bills from the proceeds of the recent public offering.

Financing Activities

Net cash provided by financing activities was $14,545,000 for the nine months ended September 30, 2022.  The net cash provided increased due to the receipt of $14.9 million in net proceeds from the Offering partially offset by repayments of amounts due to officers at the aggregate rate of $50,000 per month. Net cash from financing activities in the nine months ended September 30, 2021 was $3,245,000, primarily representing net proceeds received from the issue of Bridge Notes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. However, our exposure to market risk for changes in interest rates is not significant as we have no outstanding interest-bearing debt instruments, and we do not hold any interest-generating securities. See “Liquidity and Capital Resources” above.

Critical Accounting Policies and Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to accrued expenses, valuation allowance on deferred tax assets and valuation of intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are regularly reviewed by management on an ongoing basis at the end of each quarter prior to the public release of our financial results.

Critical accounting policies are those that, in management’s view, are most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies and estimates relate to:

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: settlement of debt or other obligations, fair value of debt instruments and warrants, research and development expense recognition, intangible asset estimated useful lives and impairment assessments, stock-based compensation, allowances of deferred tax assets, contingency recognition, and cash flow assumptions regarding going concern considerations.

Warrants:

We classify as equity any contracts that (i) require physical settlement or net-share settlement or (ii) provide the us with a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) provided that such contracts are indexed to the our own stock. We classify as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside of our control) or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

We assess classification of our warrants and other free-standing derivatives at each reporting date to determine whether a change in classification between assets, liabilities and equity is required.  We evaluated our warrants to assess their proper classification using the applicable criteria enumerated under U.S. GAAP and determined that such warrants meet the criteria for equity classification in the accompanying balance sheets as of September 30, 2022.

Long-lived assets:

Long-lived assets are comprised of acquired technology and licensed rights to use technology, which are considered platform technology with alternative future uses beyond the current products in development. Such intangible assets are being amortized on a straight-line basis over their expected useful life of 10 years.

The Company assesses the impairment for long-lived assets whenever events or circumstances indicate the carrying value may not be recoverable. Factors we consider that could trigger an impairment review include the following:

●	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business,
●	Significant underperformance relative to expected historical or projected development milestones,
●	Significant negative regulatory or economic trends, and
●	Significant technological changes which could render the platform technology obsolete.

The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value. During the nine months ended September 30, 2022 and 2021, there were no impairment indicators which required an impairment loss measurement.

Research and development:

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials when applicable, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.